CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
 (310) 231-8600                                         Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE

                 A.S. Watson Retail Group Expands the Deployment
                of Retalix StoreLine(TM) to 1,500 Stores in Asia

      The expansion follows the successful rollouts of the Retalix solution in multiple A.S. Watson's health & beauty brands across Europe

Ra'anana, Israel, September 19, 2005 -- Retalix(R) Ltd., (Nasdaq: RTLX), announced today that A.S. Watson, the world's fastest growing health and beauty retailer and a member of the Hutchison Whampoa Group, has begun deployment of the Retalix StoreLine(TM) solution in over 1,500 of its stores across Asia. This marks an expansion of the successful implementation of the existing agreement, to deploy Retalix solutions in 5,200 A.S. Watson stores in Europe.

With installations in over 25,000 sites worldwide, Retalix StoreLine(TM) is an advanced, Windows-based in-store solution that offers retailers hardware-independent world-class Point-of-Sale and Front Office applications, ease of use, system robustness and the ability to address extensive in-store functionality requirements.

In 2003 A.S.Watson selected Retalix StoreLine as its next-generation store platform for the group's stores across Europe. The group's retail brands in Europe include Superdrug, Savers, Rossmann, ICI PARIS XL, Kruidvat, Drogas and Trekpleister.

The rollout of Retalix StoreLine has already been completed throughout the Superdrug stores in the UK, in Rossmann stores in Hungary and in ICI PARIS XL perfume stores in Holland. Rollout in Savers stores in the UK is in ongoing process. Preparations are underway for rollout projects to ICI PARIS XL stores in Belgium, Rossmann Stores in Poland and Drogas stores in Latvia.

An additional project with Marionnaud, a leading European perfumery retailer with 1,220 stores that was acquired by A.S. Watson in 2005, is expected to start during the last quarter this year. This project will expand the number of A.S. Watson stores in Europe using Retalix StoreLine to approximately 5,200. In total, Retalix StoreLine is planned to be installed in over 6,800 A.S. Watson stores around the world.

Yoni Stutzen, EVP International Business Division of Retalix Ltd., said: "We are very pleased with the expansion of the A.S. Watson relationships with Retalix into Asia. This is a clear vote of confidence in our solutions and in our ability to accommodate the complex needs of such a leading multi-national retailer. An increasing number of retailers realize the value and the competitive edge that can be derived by deploying our multi-national, multi-concept solutions across their multiple formats and regions. This contract marks another step in our growing presence in Asia."

About A.S. Watson Group

A.S. Watson Group is an international retail and manufacturing company, wholly-owned by the Hong Kong-based conglomerate Hutchison-Whampoa Limited, which has major interests in ports, telecommunications, property, energy and retail with businesses in 41 countries. With a history dating back to 1828, the A.S. Watson Group (ASW) has evolved into an international retail and manufacturing business with operations in 33 markets across Asia and Europe. Today, the Group operates over 6,800 retail stores running the gamut from health & beauty chains to its food, electronics, general merchandising and airport retail arms. ASW employs over 88,000 staff. For more information, please visit the Company's web site at: www.aswatson.com


About Retalix Ltd.
Retalix Ltd. provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide. Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice, grocery, convenience products, and fast moving consumer goods distribution organizations. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,200 employees in its various subsidiaries and offices worldwide.

For further information, please visit the Company's web site at www.retalix.com Retalix and Retalix StoreLine are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.



Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the ability to complete the conditions necessary for TCI's merger with Retalix, the integration of Retalix's acquisition of TCI as well as its other acquisitions, management of the anticipated increased market share of supply chain solutions and enterprise-wide solutions, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services and broader integrated offerings and solutions, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the continuing integration of Retalix's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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